FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           GATEWAY ENERGY CORPORATION
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     0-6404
                             ----------------------
                            (Commission File Number)

           Delaware                                         44-0651207
 ------------------------------                   ------------------------------
(State or other jurisdiction of                  (I.R.S. Employer Identification
 incorporation or organization)                               Number)

                1415 Louisiana, Suite 4100, Houston, Texas 77001
            ----------------------------------------------------------
           (Address of principal executive offices, including zip code

                                 (713) 336-0844
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              (Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                 Name of each exchange on which
           to be so registered                 each class is to be registered

             Not Applicable                           Not Applicable
          ---------------------                   ---------------------

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

  Securities Act registration statement file number to which this form relates:
________________________(if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                 --------------
                                (Title of class)

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Item 1.   Description of Registrant's Securities to be Registered.

Declaration of Rights Dividend

     On February 26, 2010, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock, par value $0.25 per share (the "Common Stock"), payable to stockholders of record at the close of business on March 10, 2010 (the "Record Date") and with respect to the Common Stock issued thereafter until the Distribution Date (defined below) and, in certain circumstances, with respect to the Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company a unit consisting initially of one ten-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Company, at a purchase price of $1.87 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of February 26, 2010, between the Company and American Stock Transfer and Trust Company, LLC, as Rights Agent. Rights will also be issued with respect to shares of Common Stock issued by the Company or transferred from the Company's treasury after March 10, 2010 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.

Rights Initially Attached to and Trade with Common Stock

     Until the earlier of the Distribution Date or the date the Rights are redeemed or expire:

     (1) the Rights will be evidenced by Common Stock certificates and no separate Rights Certificates will be distributed,

     (2) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock,

     (3) the surrender for transfer of any Common Stock certificate (with or without a copy of a Summary of Rights attached thereto) will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate, and

     (4) new Common Stock certificates issued after March 10, 2010 will contain a notation incorporating the Rights Agreement by reference. Stockholders will not be required to take any action in connection with the payment of the Rights dividend on March 10, 2010.

When Rights Separate from Common Stock and Become Exercisable

     The Rights will separate from the Common Stock and become exercisable on the Distribution Date. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates will represent the Rights.

     The "Distribution Date" will occur upon the earlier of (1) ten business days after the Stock Acquisition Date (as defined below) or (2) ten business days (or such later date as the Board shall determine) following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in a Person becoming an Acquiring Person (as defined below).

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     The "Stock Acquisition Date" means the earlier of (i) the date of the first public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or (ii) the public disclosure of facts by the Company or an Acquiring Person that such Person has become an Acquiring Person.

     Under the Rights Agreement, an "Acquiring Person" is collectively a person, together with all Affiliates (defined below) and Associates (defined below) of such person who or which has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock except pursuant to a Qualifying Offer (defined below). The term "Acquiring Person" excludes (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, (iv) any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, and
(v) any person, together with such person's Affiliates and Associates, who or which becomes a beneficial owner of 15% or more of the outstanding shares of Common Stock as a result of acquiring such shares directly from the Company.

     An "Affiliate" of a person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. An "Associate" of a person is (i) any corporation or organization (other than the Company or any majority-owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of such person or any of its parents or subsidiaries.

     No person shall become an "Acquiring Person" either:

     (1) as the result of an acquisition of Common Stock by the Company which, by reducing the number of such shares then outstanding, increases the proportionate number of shares beneficially owned by such person, together with all Affiliates and Associates of such person, unless such persons, after such share purchases by the Company, becomes the beneficial owner of additional shares of Common Stock constituting 0.5% or more of the then outstanding shares of Common Stock (other than pursuant to a Qualifying Offer);

     (2) the Board of Directors of the Company determines in good faith that a person who would otherwise be an "Acquiring Person" has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person; or

     (3) as a result of the beneficial ownership of 15% or more of the Common Stock as of the date of the Agreement provided such person does not thereafter become the beneficial owner of additional shares of Common Stock constituting 0.5% or more of the then outstanding shares of Common Stock (other than pursuant to a Qualifying Offer).

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     In addition, special provision in the Agreement has been made to provide that on or before July 4, 2010, shares subject to certain proxies by Frederick
M. Pevow, Jr. (together with his Affiliates and Associates) will not result in Mr. Pevow or his Affiliates and Associates becoming an Acquiring Person provided such proxies would not result in such persons being deemed to beneficially own more than 20% of the then outstanding shares of Common Stock.

Exercising Rights

     In the event that, at any time following the Distribution Date, a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which a majority of the directors determine, after receiving advice from one or more investment banking firms, to be fair to the stockholders and otherwise in the best interests of the Company and its stockholders (other than the Acquiring Person on whose behalf the offer is being made) (a "Qualifying Offer"), each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any Affiliate or Associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right. However, at the option of the Board of Directors of the Company, during such time as an Acquiring Person Beneficially Owns an amount of stock less than 50% of the outstanding Common Stock, the Company may exchange, in whole or in part, each Right of each holder (other than the Acquiring Person or the Acquiring Person's Affiliate or Associates or their subsequent holders) for one share of Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any Affiliate or Associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right.

Adjustment of Rights upon Occurrence of a Triggering Event

     In the event that a Person becomes an Acquiring Person, each holder of a Right (except the Acquiring Person and certain other persons as described below) will no longer have the right to purchase Units of Preferred Stock, but instead will thereafter have the right to receive, upon exercise of the Right, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the then current exercise price of the Right. For example, at a Purchase Price of $1.87 per Right, each Right not owned by an Acquiring Person following an event set forth in the preceding paragraph would entitle its holder to purchase $3.74 worth of Common Stock (or other consideration, as noted above) for $1.87. Assuming that the Common Stock had a per share value of $0.41 at such time, the holder of each valid Right would be entitled to purchase 9.1 shares of Common Stock for $1.87. Once a Person becomes an Acquiring Person, all Rights that are, or under certain circumstances were, beneficially owned by such Acquiring Person (or certain related parties) will be null and void.

                                      -4-

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     In the event that, at any time following the date on which there has been public announcement or disclosure that a person has become an Acquiring Person or of facts indicating that such person has become an Acquiring Person (the "Stock Acquisition Date"), (i) the Company merges or consolidates with another corporation or association in a transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any Affiliate or Associate or any other person in which such Acquiring Person, Affiliate or Associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, Affiliate or Associate, or, if in such transaction all holders of Common Stock are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above), shall thereafter have the right to receive upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

Exchange of Rights

     At any time after any Person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange the Rights (except Rights which previously have been voided as set forth above), in whole or in part, at an exchange ratio of one share of Common Stock for each Right, subject to adjustment for any stock split, stock dividend or similar transaction occurring after March 10, 2010. The Board of Directors may not cause the exchange of Rights at any time after any Person, together with such person's Affiliates and Associates, becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding, with certain exceptions.

Redemption of Rights

     At any time prior to the close of business on the tenth business day after the Stock Acquisition Date, the Company may order that all Rights be redeemed at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors), subject to adjustment for any stock split, stock dividend or similar transaction occurring after March 10, 2010 (the "Redemption Price"). Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the holders of the Rights will only be entitled to receive the Redemption Price for each Right so held.

Amendment of Rights

     Any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors so long as the Rights are redeemable prior to the Distribution Date. After the Rights are no longer redeemable, the provisions of the Rights Agreement, other than those provisions relating to the principal economic terms of the Rights, may be amended from time to time by resolution of the Company's Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its affiliates or associates), or to shorten or lengthen any time period under the Rights Agreement.

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Terms of Preferred Stock

     Each Unit of Preferred Stock (consisting of one ten-thousandth of a share of Preferred Stock) that is issuable upon exercise of the Rights after the Distribution Date and prior to the occurrence of a Triggering Event is intended to have approximately the same economic rights and voting power as a share of Common Stock, and the value of a Unit of Preferred Stock should approximate the value of one share of Common Stock. Each share of Preferred Stock will be entitled to dividend payments equal to 10,000 times the other cash dividends plus 10,000 times the aggregate per share amount of all non-cash dividends (other than a dividend payable in Common Stock) declared per share of Common Stock. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to the greater of a minimum preferential liquidation payment of $1000 per share. Each share of Preferred Stock will have 10,000 votes, voting together with, and on the same matters as, the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. Shares of Preferred Stock are not redeemable. Pursuant to the Rights Agreement, the Company reserves the right to require, prior to the occurrence of a Triggering Event, that upon any exercise of Rights a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

Adjustment of Rights and Securities Upon Certain Events

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, or (2) upon the distribution to holders of the Preferred Stock of certain rights, options, warrants, evidences of indebtedness or assets (excluding regular quarterly cash dividends). No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

     The number of outstanding Rights attached to each share of Common Stock and the number of Units of Preferred Stock purchasable upon exercise of a Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or a subdivision or combination of the shares of Common Stock, occurring prior to the Distribution Date.

     The Company is not required to issue fractional Units; in lieu thereof, the Company may pay cash for such fractional Units based on the market price of the Preferred Stock on the last trading date prior to the date of issuance.

Rights Holder Not a Stockholder

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The holders of Rights will be able to vote and receive dividends on the Common Stock that they hold.

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Tax Consequences

     While the current distribution of the Rights will not be taxable to stockholders or to the Company, stockholders might, depending upon the circumstances, realize taxable income in the event that the Rights become severable from the Common Stock and will likely realize taxable income in the event such Rights become exercisable for Common Stock of the acquiring company as set forth above or are exchanged as provided above.

Expiration of Rights

     The Rights will expire at the close of business on February 26, 2020, unless the Company redeems or exchanges the Rights prior to such date, in each case as described above.

Number of Rights to be Outstanding

     As of February 26, 2010, approximately 19,402,853 shares of Common Stock were issued and outstanding. Each share of Common Stock outstanding at the close of business on March 10, 2010 will receive one Right. Rights will also be issued with respect to shares of Common Stock issued or transferred by the Company after March 10, 2010 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.

Rights Agreement

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, filed herewith as Exhibit 4.1, which is incorporated herein by reference.



Item 2.   Exhibits.

     The following exhibits are filed as a part of this Registration Statement:

     1. Rights Agreement dated as of February 26, 2010, between Gateway Energy Corporation and American Stock Transfer and Trust Company, LLC, as Rights Agent, which includes as Exhibit A, the Summary of Rights to Purchase Preferred Stock.

     2. Restated Certificate of Incorporation dated May 26, 1999, incorporated by reference to Form 10-KSB for the year ended February 28, 1999.

     3. Amendment to Restated Certificate of Incorporation dated August 16, 2001, incorporated by reference to Form 10-KSB for the year ended December 31, 2001.

     4. Certificate of Designation of Series A Preferred Stock dated February 26, 2010, incorporated by reference to Form 8-K filed on February 26, 2010.

                                      -7-

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           GATEWAY ENERGY CORPORATION



Date:  February 26, 2010                   By:  /s/  Robert Panico
                                              --------------------------------
                                                     Robert Panico, President
                                                     and Chief Executive Officer

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